SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                            LIFETIME HOAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    531936103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

CUSIP NO.  531936103              13G        PAGE    2    OF    4    PAGES
--------------------                                ----       ----

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeffrey Siegel
           ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|

                                                               (b)  |_|

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States



        NUMBER OF        5          SOLE VOTING POWER

         SHARES                     1,475,767

      BENEFICIALLY       6          SHARED VOTING POWER

        OWNED BY                    0

          EACH           7          SOLE DISPOSITIVE POWER

        REPORTING                   1,475,767

         PERSON          8          SHARED DISPOSITIVE POWER

          WITH                      0


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,475,767

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           |_|See Item 4

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.8%

12         TYPE OF REPORTING PERSON*

           IN

SEC 174__ (6-__)                      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 3 of 4 Pages
                                                                      ---

Item 1(a).        Name of Issuer :

                  Lifetime Hoan Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Merrick Avenue
                  Westbury, New York  11590


Item 2(a).        Name of Person Filing:

                  See item 1 on page 2

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  See item 1(b) above

Item 2(c).        Citizenship:

                  See item 4 on page 2

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  531936103

Item 3.           Not Applicable

Item 4.           Ownership:

      (a)    Amount Beneficially Owned:  1,475,767*

      (b)    Percent of Class:  11.8%

*Includes 80,864 shares issuable upon exercise of options which are currently exercisable. Does not include 962,423 shares owned by ten separate irrevocable trusts for the benefit of Mr. Siegel's children, nieces and nephews. Mr. Siegel, who is not a trustee of such trusts, disclaims beneficial ownership of such shares.

                                                     C:\BTPM_NY_\1006\0086883.01

                                                               Page 4 of 4 Pages
                                                                        ---

  (c) Number of shares as to which such person has:

      (i)      sole power to vote or to direct the vote:  1,475,767
      (ii)     shares power to vote or to direct the vote:  0
      (iii)    sole power to dispose or to direct the disposition of:  1,475,767

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

            Not Applicable

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998


By: /S/ JEFFREY SIEGEL
   ---------------------
    Jeffrey Siegel



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